Statement of Cash Flows - 2025

SkyMirr Inc.

January-December, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-2,659,361.28
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable (A/P)	3,436.03
Accounts receivable (A/R)	100,016.00
Biz Adv Customized - 0701 - 1	-62,497.53
Biz Adv Customized - 1377	22,425.97
Biz Adv Customized - 8406 - 1	64,692.47
Biz Adv Customized - 8406 - 1:Biz Adv Customized - 2293	0.00
Biz Adv Customized - 8406 - 1:Biz Adv Customized - 9790	0.00
Clearing account	0.51
Employee cash advances	5,000.00
Intercompany	-258,953.74
Inventory	-2,568.48
Inventory - CPE components	-250,209.06
Inventory - Tracker components	-9,100.00
Loans to others	0.00
New Jersey Division of Taxation Payable	0.00
Prepaid expenses	-72,979.34
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$460,737.17**
Net cash provided by operating activities	**-$3,120,098.45**
INVESTING ACTIVITIES	
Tools, machinery, and equipment	-15,000.00
Net cash provided by investing activities	**-$15,000.00**
FINANCING ACTIVITIES	
Common stock	1,516.58
Opening balance equity	0.00
Preferred stock	2,775,100.00
Net cash provided by financing activities	**$2,776,616.58**
NET CASH INCREASE FOR PERIOD	**-$358,481.87**
Cash at beginning of period	**$628,608.45**
CASH AT END OF PERIOD	**$270,126.58**